UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated November 6, 2012, announcing the Company has acquired an additional 3,765 shares of Asia Offshore Drilling Limited.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated November 9, 2012, announcing the Company has resolved to launch an unconditional mandatory offer for all the issued and outstanding shares of Asia Offshore Drilling Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)
Dated: November 9, 2012

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Seadrill reach 65.94% ownership in Asia Offshore Drilling Ltd

Hamilton, Bermuda, 6 November 2012 - Seadrill Limited ("Seadrill") has today acquired additional 3,765 shares of Asia Offshore Drilling Limited (the "Company", OSE: AOD). The shares were acquired at a price of NOK 28.70 per share. Following this acquisition, Seadrill will be the owner of 26,376,516 shares in the Company, corresponding to 65.94% of the total number of outstanding shares in the Company.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - Launch of Mandatory offer

Bermuda, 9 November, 2012 - With reference to the announcement made by Seadrill Limited ("Seadrill") on 26 October 2012, Seadrill has resolved to launch an unconditional mandatory offer for all the issued and outstanding shares of Asia Offshore Drilling Limited ("AOD") at a price of NOK 28.71 per AOD share (the "Mandatory Offer").
The offer period in the Mandatory Offer runs from and including 12 November 2012 to 16:30 hours (CET) on 10 December 2012, and may be extended by up to two weeks.
Platou Markets AS acts as financial advisors to Seadrill in relation to the Mandatory Offer, and as the receiving agent in relation thereto.
The complete terms of the Mandatory Offer are set out in an offer document dated 9 November 2012, approved by Oslo Børs, and which will be distributed to all shareholders in AOD with known addresses and that legally may receive such document and accept the Mandatory Offer.
The offer document is available free of charge at the website of the receiving agent (www.platoumarkets.com) and at the office of the receiving agent (Address: Platou Markets AS, Haakon VII's gate 10, P.O. Box 1474 Vika, 0116 Oslo, Norway, Tel: +47 22 01 63 00).
For further information please contact:
Rune Magnus Lundetræ, CFO Seadrill
Tel: +47 51 30 90 00
About Seadrill Limited

Seadrill is a leading offshore deepwater drilling company, aiming to be our customers' most important partner in making oil and gas available in a safe and cost-effective manner. The company operates a versatile fleet of 67 units that comprises drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow to ultra-deepwater areas in harsh environment and benign environments. Seadrill has some 8000 skilled and highly competent employees, representing some 50 nationalities, operating in 15 countries on five continents. Seadrill is listed on the New York Stock Exchange and the Oslo Stock Exchange.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.